September 18, 2009

Gary L. Perlin
Chief Financial Officer
Capital One Financial Corp.
1680 Capital One Drive
McLean, Virginia 22102

Re: Capital One Financial Corp.
   Form 10-K for December 31, 2008
   File Number 1-13300

Dear Mr. Perlin:

   We have completed our review of the above referenced Form 10-K, including your response letter dated July 15, 2009, and have no further comments.

                                        Sincerely,

                                        David Lyon
                                        Senior Financial Analyst